UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission file number: 0-8641
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ 07890

SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

Selective Insurance
Retirement Savings Plan

*	Schedules required by Form 5500 that are not applicable have been omitted.

Report of Independent Registered Public Accounting Firm
Selective Insurance Retirement Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Selective Insurance Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 29, 2006

Selective Insurance
Retirement Savings Plan
Statements of Net Assets
Available for Plan Benefits
as of December 31, 2005 and 2004

	2005	2004
Plan Assets:
Investments, at fair value (Note 3)
Cash and cash equivalents	$10,945	—
Selective Insurance Group, Inc. common stock	5,234,108	4,169,375
Mutual funds	104,905,005	94,730,052
Common trust fund	16,339,065	16,011,936
Participant loans receivable	2,063,907	2,113,427

Net assets available for plan benefits	$128,553,030	117,024,790

     See accompanying notes to financial statements.

Selective Insurance
Retirement Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
Year ended December 31, 2005

Additions to net assets attributable to:
Contributions:
Participants	$8,554,621
Participant rollover	1,433,583
Participant loan interest	111,327
Employer (net of forfeitures of $152,954)	3,771,532

Total contributions	13,871,063

Investment income:
Net appreciation in fair value of investments (Note 3)	3,336,767
Interest	1,257,931
Dividends	4,400,609

Net investment income	8,995,307

Total additions	22,866,370

Deductions from net assets attributable to:
Distributions to participants	(11,338,130)

Total deductions	(11,338,130)

Net increase in net assets available for plan benefits	11,528,240
Net assets available for plan benefits at beginning of year	117,024,790

Net assets available for plan benefits at end of year	$128,553,030

See accompanying notes to financial statements.

Selective Insurance
Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Plan Description:

The following description of the Selective Insurance Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
(a)	General:

The Plan was originally established effective July 1, 1980 and most recently amended effective January 1, 2006.

The Plan is a voluntary defined contribution retirement savings plan, which covers substantially all regular full-time and part-time employees of Selective Insurance Company of America (the “Company”) who are paid on a United States payroll. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants direct the investment of all contributions, including the Company’s contributions among a variety of available investment options. Eligible employees of the Company may commence participation upon commencement of employment. Participants become vested in the contributions made by the company gradually over six years. The Company is the Plan sponsor. T. Rowe Price Retirement Plan Services, Inc. provides recordkeeping services for the Plan. The members of the Salary and Employee Benefits Committee of Selective Insurance Company of America are the Plan trustees.

(b)	Plan Participants Contributions:

Participants may contribute 2% to 50% of annual compensation (as defined by the Plan) in the aggregate on a pre-tax and/or after-tax basis, through payroll deductions. Total pre-tax contributions may not exceed the IRS limit of $14,000 for 2005 and $13,000 for 2004. Participants age 50 or over may also make additional “catch-up” contributions to their accounts on a pre-tax basis of $4,000 for 2005 and $3,000 for 2004. Therefore, the maximum amount these participants could contribute is $18,000 for 2005 and $16,000 for 2004. Highly compensated employees may have their contributions limited further by the discretion of the Plan’s administrator.

(c)	Company Contributions

The Company makes matching contributions in an amount equal to 65 cents per dollar on the first 7% of the base pay contributed by a participant. The Company does not match participants’ catch-up contributions or participant contributions made in respect of annual cash incentive pay. Company matches are invested at the direction of the participant.

(d)	Forfeited Accounts

Forfeited balances were $221,642 at December 31, 2005 and $137,849 at December 31, 2004. In 2005, forfeited amounts of $152,954 were used to reduce the Company’s contributions. All forfeited amounts are used to reduce the matching contributions made and/or to pay administrative expenses of the Plan.

Selective Insurance
Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
(e)	Administrative Expenses

Expenses incurred by the Plan are paid directly by the Company.

(f)	Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the appropriate amount of the Company’s contributions and investment income (or loss) arising out of the funds in which the participant’s account was invested.

(g)	Vesting

Participants’ contributions and earnings or losses thereon are fully vested at all times. Company contributions and earnings or losses thereon vest in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than two	0%
Two but less than three	20
Three but less than four	40
Four but less than five	60
Five but less than six	80
Six or more	100
A participant’s Company contribution account balance becomes 100% vested in the case of death, total and permanent disability or at age 65.

(h)	Withdrawals

During employment, a participant may make withdrawals of all or certain portions of his or her account balance subject to certain restrictions as defined in the Plan document. Certain withdrawals, such as hardship withdrawals, preclude the participant from making further contributions or withdrawals under the Plan for a period of time.

(i)	Benefit Payments

The benefit to which a participant is entitled is provided from the vested portion of a participant’s account. Upon termination of service, if a participant’s account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the account balance exceeds $1,000, the participant may request a lump-sum payment or may elect to defer distribution until age 65, as set forth in the Plan. Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

(j)	Participant Loans

Participants may borrow, from their vested before-tax account or rollover account, a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 or (ii) 50% of their vested account balance. Loans used to purchase a primary residence can be repaid over fifteen years. Loans for all other purposes must be repaid within five years. Principal and interest is repaid through bi-weekly periodic payroll deductions.

Selective Insurance
Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b)	Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Plan’s management to (i) make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and (ii) disclose contingent assets and liabilities. Actual results may differ from such estimates and assumptions.

(c)	Investment Valuation and Income Recognition

Investment options under the Plan include Selective Insurance Common Group, Inc. common stock, seventeen mutual funds and one common trust fund. Fair value of the common stock and mutual funds, which are comprised of stocks and bonds, is based on quoted market prices.

The common trust fund is valued at cost, which approximates fair value. Investments in the common trust fund principally consist of investment contracts, which are nontransferable but provide for benefit responsive withdrawals by Plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The common trust fund’s thirty day effective yield was 4.05% as of December 31, 2005, and the 2005 average total return was 3.95%. Both of these amounts are reported net of the annual trustee fee of 0.45%. The crediting interest rate is based on a formula agreed upon with the issuer, and is reviewed on a daily basis for resetting.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned.

(d)	Risk and Uncertainties

The Plan offers a number of investment options, including investment in Selective Insurance Group, Inc.’s common stock, mutual funds and a common trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

Selective Insurance
Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across nineteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in Selective Insurance Group, Inc. common stock. Investment decisions are made, and the resulting risks are borne exclusively by the Plan participant who made such decisions.

(e)	Payment of Benefits

Benefits are recorded when paid.
(3)	Investments

The following investments represent 5 percent or more of the Plan’s net assets:

	2005	2004
T. Rowe Price Trust Company Funds:
Equity Income Fund
1,117,361 and 1,075,635 shares, respectively	$28,961,995	28,601,127
Small-Cap Value Fund
544,117 and 534,963 shares, respectively	20,083,359	19,087,483
Stable Value Common Trust Fund
16,339,065 and 16,011,936 shares, respectively	16,339,065	16,011,936
Mid-Cap Growth Fund
283,443 and 262,818 shares, respectively	15,345,589	13,109,378
New Income Fund
963,727 and 919,150 shares, respectively	8,644,630	8,373,454
     The Plan’s net appreciation in fair value of investments is comprised of the following:

2005
Mutual Funds	$2,463,016
Selective Insurance Group, Inc. common stock	873,751

$3,336,767

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

(5)	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Selective Insurance
Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
(6)	Party-in-Interest Transactions

Certain investments of the Plan are shares of mutual funds and a common trust fund, which are administered by T. Rowe Price Retirement Plan Services, Inc., the recordkeeper of the Plan, and T. Rowe Price Trust Company, Inc., the custodian of the Plan. Certain Plan investments are shares of common stock issued by Selective Insurance Group, Inc. The Company is the Plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Internal Revenue Service Form 5500:

	2005	2004
Net assets per the financial statements	$128,553,030	117,024,790
Less: Participant Loans Receivable	(9,518)	(9,518)

Net assets per the Form 5500	$128,543,512	117,015,272

(8)	Subsequent Events
(a)	Amendment to the Plan

Effective January 1, 2006, the Plan was amended to provide additional matching contributions and non-elective contributions for eligible employees hired after December 31, 2005, who are no longer eligible to participate in the Retirement Income Plan for Selective Insurance Company of America.

For such employees, following one year of service, the Company will: (i) match the first 2% of the employee base pay contributions with an additional dollar for dollar match over the basic 65 cents per dollar match described in Note (1)(c); and (ii) make non-elective contributions to the Plan equal to 2% of the employee’s base pay regardless of the employee’s participation in the Plan. The current vesting schedule (Note (1)(g)) applies to item (i) of this paragraph, and a five-year cliff vesting schedule applies to item (ii) of this paragraph.

(b)	Fund Change

On April 3, 2006, Admiral Shares of the Vanguard Inflation-Protected Securities Fund became available to participants in the Plan. Admiral Shares replaced the previously offered Investor Shares of the Vanguard Inflation-Protected Securities Fund. The change affected the fund class, but not the description of the fund or the actual fund investments themselves. The new Admiral Shares have a lower expense ratio than the Investor Shares, but both funds hold the same investments.

Selective Insurance
Retirement Savings Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issuer	Description		Fair Value
*Selective Insurance Group, Inc. common stock	Common Stock;	98,571 shares	$5,234,108

*T. Rowe Price Funds:
Stable Value Common Trust Fund	Common Trust Fund;	16,339,065 shares	16,339,065
Equity Income Fund	Mutual Fund;	1,117,361 shares	28,961,995
Small-Cap Value Fund	Mutual Fund;	544,117 shares	20,083,359
Mid-Cap Growth Fund	Mutual Fund;	283,443 shares	15,345,589
New Income Fund	Mutual Fund;	963,727 shares	8,644,630
International Stock Fund	Mutual Fund;	424,041 shares	6,271,568
Science & Technology Fund	Mutual Fund;	193,480 shares	3,786,402
Growth Stock Fund	Mutual Fund;	128,421 shares	3,647,157
Real Estate Fund	Mutual Fund;	79,692 shares	1,553,197
High Yield Fund	Mutual Fund;	141,588 shares	978,373

Vanguard Funds:
Vanguard Institutional Index Fund	Mutual Fund;	51,530 shares	5,874,960
Vanguard Intermediate Admiral – Term Treasury Fund	Mutual Fund;	168,255 shares	1,839,024
Vanguard Inflation – Protected Securities Fund	Mutual Fund;	115,279 shares	1,401,788
Vanguard Balanced Index Fund – Admiral Shares	Mutual Fund;	33,273 shares	659,479

Other:
Lord Abbett Mid Cap Value Fund	Mutual Fund;	97,219 shares	2,178,675
Tweedy, Browne Global Value Fund	Mutual Fund;	74,896 shares	1,977,249
Matthews Asian Growth Income Fund	Mutual Fund;	79,076 shares	1,355,354
Neuberger Berman Fasciano Fund	Mutual Fund;	8,167 shares	346,206

			126,478,178

*Participant Loans Receivable	291 loans;		2,063,907
	interest rates from 5% to 10%
	maturity through 2020
	Cash and cash equivalents;		10,945

	Total		$128,553,030

*	Party-in-interest as defined by ERISA.
See accompanying Report of Independent Registered Public Accounting Firm.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Advisory Committee of Selective Insurance Company of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
PLAN: Selective Insurance Retirement Savings Plan

PLAN ADMINISTRATOR:	Selective Insurance Company of America

Date: June 29, 2006	By: /s/ Victor N. Daley Victor N. Daley
Chairman, Benefits Advisory Committee,
Selective Insurance Company of America

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm